UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________________

PART I - REGISTRANT INFORMATION

Positron Corporation

Full Name of Registrant

9715 Kincaid Boulevard, Suite 1000

Address of Principal Executive Office (Street and Number)

Fishers, IN 46038

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant authorized the live filing of its Form 10-Q on November 14, 2012 at 5:06 PM E.S.T., well within the customary, acceptable timeframe for a timely filing.  At 5:16 PM E.S.T., the Registrant’s EDGAR filing agent advised the Registrant that the Commission’s server was down and the Form 10-Q could not be filed at that time.  The agent repeatedly attempted to file the Form 10-Q but, due solely to the Commission’s technical issue, was unable to do so until 7:36 PM E.S.T. on November 14, 2012.  Accordingly, having been filed after 5:30 PM E.S.T., the “Filing Date” of the Form 10-Q was noted as November 15, 2012.  While the Registrant is preparing a backdate request to change the filing date to November 14, 2012, the Registrant is filing this Notification of Late Filing, within its proscribed filing period, as it will cause the Form 10-Q to therefore be timely filed within the extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

Patrick G. Rooney	(317) 576-0783
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Positron Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2012

By: /s/ Patrick G. Rooney

Patrick G. Rooney, Chief Executive Officer